UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

 Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by China Ceramics Co., Ltd. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including ”anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Six Months ended June 30,
		2019	2018
	Notes	RMB'000	RMB'000
Net sales	5	177,431	355,630

Cost of goods sold		162,119	310,785

Gross profit		15,312	44,845

Other income	5	7,121	7,088
Selling and distribution expenses		(5,672)	(5,692)
Administrative expenses		(15,885)	(10,474)
Bad debt expense		(193,859)	(106,380)
Finance costs	6	(157)	-
Other expenses		(9)	(1,293)

Loss before taxation	6	(193,149)	(71,906)

Income tax expense	7	(27)	-

Loss attributable to shareholders		(193,176)	(71,906)

Other comprehensive loss
Exchange differences on translation of financial statements of foreign operations		(51)	(399)

Total comprehensive loss for the period		(193,227)	(72,305)

Loss per share
Basic (RMB)	8	(32.23)	(17.23)
Diluted (RMB)	8	(32.23)	(17.23)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of June 30, 2019	As of December 31, 2018
	Notes	RMB'000	RMB'000
ASSETS AND LIABILITIES
NONCURRENT ASSETS
Property and equipment, net		40	46
Total noncurrent assets		40	46

CURRENT ASSETS
Right-of-use assets, net	13	11,172	-
Inventories, net	9	91,519	127,346
Trade receivables, net	10	78,800	224,114
Other receivables and prepayments		30	4,673
Income tax refundable		-	27
Prepayment		6,305	-
Restricted Cash		-	1,719
Cash and bank balances		9,445	9,016
Total current assets		197,271	366,895

CURRENT LIABILITIES
Trade payables	11	41,699	24,329
Accrued liabilities and other payables	12	27,733	25,894
Taxes payable		2,150	4,497
Lease liabilities	13	5,635	-
Amounts owed to related parties	15	36,201	36,203
Total current liabilities		113,418	90,923

NET CURRENT ASSETS		83,853	275,972

NET ASSETS		83,893	276,018

EQUITY
Share capital	14	327	306
Reserves		83,566	275,712
Total stockholders' equity		83,893	276,018

The accompanying notes are an integral part of these consolidated financial statements.

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Reverse recapitalization reserve	Merger reserve	Share-based payment reserves	Statutory reserve	Capital reserve	Retained earnings	Currency translation reserve	Total equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Notes	14
Balance at December 31, 2018	306	694,048	(507,235)	58,989	124,421	135,343	61,266	(289,358)	(1,762)	276,018
Initial application of IFRS 16 (Note 3)	-	-	-	-	-	-	-	(2,114)	-	(2,114)
Restated balance at January 1, 2019	306	694,048	(507,235)	58,989	124,421	135,343	61,266	(291,472)	(1,762)	273,904
Warrants exercised	19	2,888	-	-	-	-	-	-	-	2,907
Issuance of new shares - employee share-based compensation	2	-	-	-	307	-	-	-	-	309
Net loss for the year	-	-	-	-	-	-	-	(193,176)	-	(193,176)
Exchange differences on translation of financial statements of foreign operations	-	-	-	-	-	-	-	-	(51)	(51)
Balance at June 30, 2019	327	696,936	(507,235)	58,989	124,728	135,343	61,266	(484,648)	(1,813)	83,893

	Share capital	Share premium	Reverse recapitalization reserve	Merger reserve	Share-based payment reserves	Statutory reserve	Capital reserve	Retained earnings	Currency translation reserve	Total equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Notes	14
Balance at December 31, 2017	206	678,883	(507,235)	58,989	123,805	135,343	61,266	144,434	(955)	694,736
Initial application of IFRS 9 (Note 3)	-	-	-	-	-	-	-	(15,118)	-	(15,118)
Restated balance at January 1, 2018	206	678,883	(507,235)	58,989	123,805	135,343	61,266	129,316	(955)	679,618
Issuance of new shares	41	7,910	-	-	-	-	-	-	-	7,951
Issuance of new shares - employee share-based compensation	1	-	-	-	297	-	-	-	-	298
Net loss for the period	-	-	-	-	-	-	-	(71,906)	-	(71,906)
Exchange differences on translation of financial statements of foreign operations	-	-	-	-	-	-	-	-	(399)	(399)
Balance at June 30, 2018	248	686,793	(507,235)	58,989	124,102	135,343	61,266	57,410	(1,354)	615,562

The accompanying notes are an integral part of these consolidated financial statements.

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six months ended June 30,
		2019	2018
	Notes	RMB'000	RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation	6	(193,149)	(71,906)
Adjustments for
Amortization of land use rights	6	-	54
Depreciation of property, plant and equipment	6	6	5,753
Depreciation of right-of-use assets	6	6,094	-
Bad debt provision of trade receivables		193,859	106,380
Share based compensation	14	309	298
Interest expense on lease liabilities	13	157	-
Operating cash flows before working capital changes		7,276	40,579
Decrease in inventories		35,826	7,926
Increase in trade receivables		(48,546)	(68,528)
Increase in other receivables and prepayments		(1,661)	(8,076)
Increase in trade payables		17,373	20,794
(Decrease) increase in taxes payable		(2,348)	1,047
Increase in accrued liabilities, other payables, and amounts owed to related parties		1,836	2,419
Cash generated from (used in) operations		9,756	(3,839)
Interest paid		-	-
Income tax paid		-	-

Net cash generated from (used in) operating activities		9,756	(3,839)

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in restricted cash		1,719	-

Net cash generated from investing activities		1,719	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment for lease liabilities	13	(13,902)	-
Warrants exercised	14	2,907	7,952

Net cash (used in) generated from financing activities		(10,995)	7,952

NET INCREASE IN CASH & EQUIVALENTS		480	4,113
CASH & EQUIVALENTS, BEGINNING OF PERIOD		9,016	2,328
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(51)	(399)

CASH & EQUIVALENTS, END OF PERIOD		9,445	6,042

The accompanying notes are an integral part of these consolidated financial statements.

CHINA CERAMICS CO. LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(UNAUDITED)

1.	GENERAL INFORMATION

China Ceramics Co., Ltd. (“the Company” or “China Ceramics”) and its subsidiaries (together, “the Group”) manufacture and sell ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The Group has operations primarily in the People’s Republic of China (“PRC”).

The Company is an exempt corporation incorporated and domiciled in the British Virgin Islands with its shares listed on the NASDAQ Capital Market. The address of its registered office is c/o Harneys Corporate Services Limited of Tortola, British Virgin Islands. The head office of the Company is located at Junbing Industrial Zone, Jinjiang City, Fujian Province, the People’s Republic of China (“PRC”).

China Ceramics and its subsidiaries’ corporate structure as of June 30, 2019 is as follows:

2.	BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the audited consolidated financial statements and related footnotes on Form 20-F for the year ended December 31, 2018 as filed with the Securities and Exchange Commission. The accompanying unaudited condensed consolidated interim financial statements reflect all normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods presented. Results for the six months ended June 30, 2019 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

These interim financial statements are presented in RMB, unless otherwise stated. They were approved for issue by the Audit Committee of the Board of Directors and the Board of Directors on September 25, 2019.

These interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2018 annual financial statements, except for those that relate to new standards or interpretations effective for the first time for periods beginning on or after January 1, 2019. This is the first set of the Company’s financial statements in which IFRS 16 have been adopted. Details of any changes in accounting policies are set out in note 3.

These interim financial statements contain condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2018 annual financial statements.

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The IASB has issued the following IFRSs that are first effective for the current accounting period of the Company:

IFRS 16	Leases

The Company adopted IFRS 16 Leases retrospectively from January 1, 2019. In accordance with the transitional provision under IFRS 16, the Company applied the simplified transition approach, and all right-of-use assets were measured at the amount of the lease liabilities on adoption (adjusted for any prepaid or accrued lease expenses). Comparative figures for the 2018 financial year have not been restated.

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as “operating leases” under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 5.75%.

RMB’000
Operating lease commitments disclosed as at December 31, 2018	19,695
Discounted using weighted average incremental borrowing rate of 5.75%	15,496
Lease liabilities recognized as at January 1, 2019	19,380

All right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statement of financial position as at December 31, 2018. The impact on transition is summarized as below:

January 1, 2019
RMB’000
Right-of-use assets	17,266
Lease liability	(19,380)
Retained earnings	2,114

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

5.	REVENUE AND OTHER INCOME

a)	An analysis of the Company’s revenue and other income is as follows:

	For the six months ended June 30,
	2019	2018
	RMB’000	RMB’000
Revenue
Sale of goods	177,431	355,630
Other income
Interest income	46	-
Rental income	7,075	7,088

b)	Segment reporting

The Company identifies operating segments and prepares segment information based on the regular internal financial information reported to the Chief Executive Officer and executive directors, who are the Company’s chief operating decision makers, for their decisions about the allocation of resources to the Company’s business components and for their review of the performance of those components.

The Company operates principally in the manufacturing and sale of medium to high-end ceramic tiles. The Chief Executive Officer and executive directors regularly review the Company’s business as one business segment.

The business of the Company is engaged entirely in the PRC. The Chief Executive Officer and executive directors regularly review the Company’s business as one geographical segment.

6.	LOSS BEFORE TAXATION

	For the six months ended June 30,
	2019	2018
	RMB’000	RMB’000
Finance costs
Interest expense on lease liability	157	-

Cost of inventories recognized as an expense	161,130	309,183
Depreciation of fixed assets	6	5,753
Amortization of land use rights	-	54
Operating lease charges	-	6,951
Depreciation charge of right-of-use assets (lease)	6,094	-
Research and development costs	6,532	550
Staff costs (including key management personnel remuneration)	17,114	27,680

For the six months ended June 30, 2019, the cost of inventories recognized as expense included staff costs of RMB 12.7 million (for the six months ended June 30, 2018, this figure was RMB 22.1 million), depreciation and amortization expense (including depreciation charge of right-of-use assets) of RMB 6.1 million (for the six months ended June 30, 2018, this figure was RMB 4.2 million), operating lease charges of RMB nil (for the six months ended June 30, 2018, this figure was RMB 7.0 million), which amounts are also included in the respective total amounts disclosed separately for each of these types of expenses.

7.	INCOME TAX

	For the six months ended June 30,
	2019	2018
	RMB’000	RMB’000
Current Tax:
PRC Income Tax Expense	27	-
Deferred tax expense	-	-
	27	-

British Virgin Islands Profits Tax

The Company has not been subject to any taxation in this jurisdiction for the six months ended June 30, 2019 and 2018.

Hong Kong Profits Tax

The subsidiaries in Hong Kong are subject to tax charged on Hong Kong sourced income with a statutory tax rate of 16.5% for the six months ended June 30, 2019 and June 30, 2018. No Hong Kong profits tax has been provided as the Company has no assessable profit arising in Hong Kong for the six months ended June 30, 2019 and June 30, 2018.

PRC Income Tax

The subsidiaries in the PRC are subject to the enterprise income tax in accordance with “PRC Enterprise Income Tax Law” (“EIT Law”), and the applicable income tax rate for the six months ended June 30, 2019 and June 30, 2018 is 25%.

8.	LOSS PER SHARE

	For the six months ended June 30,
	2019	2018
	RMB’000	RMB’000
Loss attributable to holders of ordinary shares (RMB’000):	(193,176)	(71,906)
Weighted average number of ordinary shares outstanding used in computing basic and diluted earnings per share*	5,993,605	4,172,926

Loss per share - basic (RMB)	(32.23)	(17.23)
Loss per share - diluted (RMB)	(32.23)	(17.23)

*	Warrants to purchase common stock are not included in the diluted loss per share calculations when their effect is antidilutive. For the six months ended June 30, 2019 and June 30, 2018, 425,521 and 178,572 shares, respectively, of potential common stock related to outstanding stock warrants were excluded from the calculation of diluted net loss per share as such shares are antidilutive when there is a loss.

9.	INVENTORIES

	As of
	June 30, 2019	December 31, 2018
	RMB’000	RMB’000
Raw materials	7,424	15,738
Work in progress	1,526	1,526
Finished goods	82,569	110,082
	91,519	127,346

The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the six months ended June 30,
	2019	2018
	RMB’000	RMB’000
Carrying amount of inventories sold	161,130	309,183
Write down of inventories (included in cost of sales)	-	-
	161,130	309,183

10.	TRADE RECEIVABLES

	As of
	June 30, 2019	December 31, 2018
	RMB’000	RMB’000
Trade receivables	699,508	650,963
Less: provision for impairment	(620,708)	(426,849)
	78,800	224,114

The Company’s trade receivables are denominated in Renminbi and non-interest bearing. In 2011, the credit period granted to distributors was generally for a period within 90 days. Since the end of 2012, the Company had extended the collection period to 150 days to address funding pressures of its distributors. Other customers were granted a credit period of 90 days in the year ended December 31, 2013, and extended to 120 days in the year ended December 31, 2015 and thereafter.

An aging analysis of the Company's trade receivables, based on the invoice date, is as follows:

	As of
	June 30, 2019	December 31, 2018
	RMB’000	RMB’000
Within 90 days	29,692	57,785
Between 3 and 6 months	18,452	69,037
More than 6 months	30,656	97,292
	78,800	224,114

As of June 30, 2019, the Company is exposed to certain credit risks as 13% and 42% of the total trade receivables were due from the Company’s largest and five largest customers, respectively.

As of December 31, 2018, the Company is exposed to certain credit risks as 11% and 38% of the total trade receivables were due from the Company's largest and the five largest customers, respectively.

11.	TRADE PAYABLES

	As of
	June 30, 2019	December 31, 2018
	RMB’000	RMB’000
Trade payables	41,699	24,329

Trade payables are denominated in Renminbi, non-interest bearing and generally settled within 120-day terms. All of the trade payables are expected to be settled within one year. The carrying value of trade payables is considered to be a reasonable approximation of fair value.

12.	ACCRUED LIABILITIES AND OTHER PAYABLES

	As of
	June 30, 2019	December 31, 2018
	RMB’000	RMB’000
Deposits received from distributors	16,200	16,200
Accrued salary	3,511	2,331
Accrued rent, electricity and water	3,171	2,500
Accrued other taxes	1,317	1,541
Others	3,534	3,322
	27,733	25,894

The Company usually requests a deposit from RMB 400,000 to RMB 1,000,000 from new distributors upon signing a distributorship agreement as security for the performance of their obligations under the distributorship agreement.

Accrued liabilities consist mainly of accrued rental, wages and utility expenses.

The carrying value of accrued liabilities and other payables is considered to be a reasonable approximation of fair value.

13.	LEASES

(a)	Amounts recognized in the consolidated statement of financial position

Except recognition of lease liabilities, the carrying amounts of right-of-use assets for lease are as below:

RMB’000
Net book amount at January 1, 2019	17,266
Net book amount at June 30, 2019	11,172

(b) Amounts recognized in the consolidated income statement

The consolidated income statement shows the following amounts relating to leases:

Six months ended June 30, 2019
Depreciation charge of right-of-use assets	6,094
Interest expense	157

The total cash outflow in financing activities for leases during the six months ended June 30, 2019 was RMB 13,902,000.

14.	SHARE CAPITAL

As of
	June 30, 2019		December 31, 2018
	Number	US$	Number	US$
	of shares	’000	of shares	’000
Authorized:
Ordinary shares of US$ 0.008 each	51,000,000	400	51,000,000	400

	June 30, 2019
	Number	RMB
	of shares	’000
Outstanding and fully paid:
Ordinary shares of US$0.008 each
At January 1, 2019	5,678,703	306
Issuance of new shares – warrants exercised	333,420	19
Issuance of new shares – share-based compensation	35,863	2
At June 30, 2019	6,047,986	327

On April 3, 2017, the Company, pursuant to a securities purchase agreement, between the Company and an institutional accredited investor, completed a registered offering of US$ 631,579 principal amount of its 5% original issue discount convertible promissory note due January 3, 2018 for the purchase price of US$ 600,000. At its option, the holder of the Note may convert the Note into the right to acquire shares of the Company at any time prior to the Maturity Date at the conversion price which is equal to 85% of the volume weighed average price (VWAP) per share over the five (5) trading day period prior to each conversion of the Note, subject to US$ 1.00 per share floor price and other conversion limitations to ensure compliance with the Nasdaq Stock Exchange and other applicable laws, rules and regulations. Right after the issuance of the convertible promissory note, from April 4, 2017 through May 23, 2017, the investors converted this Note into 369,626 common shares at the conversion price ranging from US$ 1.1828 – US$ 1.9355 per share.

On July 18, 2017, the Company completed a private placement and generated proceeds of US$ 861,595 by issuing 633,526 shares at US$ 1.36 per share. There was no discounts or brokerage fees associated with this offering. The net proceeds of the offering were used for working capital and general corporate purposes.

From August to December 2017, the Company issued aggregate of 27,394 shares to its Chief Financial Officer as stock compensation expense. The fair value of 27,394 shares was RMB 294,000.

On April 19, 2018, the Company entered into a securities purchase agreement with certain individual investors relating to a registered direct offering, issuance and sale of an aggregate of 770,299 of its shares, at a purchase price of US$1.56 per share. The net proceeds to the Company from the offering were RMB 7,952,000 (US$ 1.2 million). The offering closed on April 23, 2018. Proceeds from the offering were used for working capital and general corporate purposes. There were no discounts or brokerage fees associated with this offering.

On November 29, 2018, the Company announced and on December 4, 2018, the Company closed a public offering of its common shares (and common stock warrants) with net proceeds of RMB 7,332,000 (US$ 1.07 million). The gross proceeds were RMB 8,732,000 (US$ 1.27 million) and related commission and legal expenses were RMB 1,400,000 (US$ 203,600). The Company used the net proceeds from the offering to fund inventory, distribution expenses, vendor obligations outside of the PRC, as well as for general corporate and working capital purposes.

In connection with the offering, the Company issued 1,000,000 common shares at the price of US$ 1.27 per share, with each common share coupled with a warrant (500,000 warrants in the aggregate) to purchase one common share. The common shares and the warrants were sold as units, but were immediately separable and were issued separately. The warrants have an exercise price of US$ 1.27 per share. The warrants were exercisable on or after the date of issuance and will terminate on the five-year anniversary of the date of issuance.

In connection with the offering, the Company executed a Placement Agency Agreement to pay the Placement Agent a cash placement fee equal to 8% of the gross proceeds of the offering, plus road show, diligence, legal and other expenses incurred by the Placement Agent of US$ 45,000. The Placement Agent also received five-year warrants to purchase up to 50,000 common shares, which such Compensation Warrants will have substantially the same terms as the warrants sold in the offering, except that such Compensation Warrants have an exercise price of US$ 1.5875 per share or 125% of the public offering price and will terminate on the five year anniversary of the effective date of this offering.

The total fair value of the warrants granted to investors and placement agent is RMB 4,955,000. The fair values of warrants granted were determined using a variation of the Black-Scholes Option Pricing Model that takes into account factors specific to the share incentive plans, such as the vesting period. The following principal assumptions were used in the valuation:

Grant date	December 4, 2018
Share price at date of grant	US$1.18
Exercise price at date of grant (investors and placement agent, respectively)	US$1.27 & US$1.5875
Volatility	168%
Warrant life	5 years
Dividend yield	0%
Risk-free interest rate	2.63%
Fair value at grant date	US$1.45

Following is a summary of the warrant activity for the six months ended June 30, 2019:

	Number of Warrants	Average Exercise Price	Weighted Average Remaining Contractual Term in Years
Granted	500,000	$1.30	5
Exercised	-	-	-
Forfeited	-	-	-
Expired	-	-	-
Outstanding at December 31, 2018	500,000	1.30	4.93
Exercisable at December 31, 2018	500,000	1.30	4.93
Exercised	333,420	1.27	-
Outstanding at June 30, 2019	166,580	1.34	4.43
Exercisable at June 30, 2019	166,580	$1.34	4.43

During the six months ended June 30, 2019, investors exercised 333,420 warrants at US$ 1.27 per share for 332,420 shares of the Company’s comment stock. The Company received US$ 423,443 from 333,420 warrants exercised.

From January to December 31, 2018, the Company issued aggregate of 56,919 shares to its Chief Financial Officer as stock compensation expense. The fair value of 56,919 shares was RMB 619,000.

From January to June 30, 2019, the Company issued aggregate of 35,863 shares to its Chief Financial Officer as stock compensation expense. The fair value of 35,863 shares was RMB 308,925.

15.	RELATED PARTY TRANSACTIONS

Apart from those discussed elsewhere in these condensed consolidated financial statements, the following are significant related party transactions entered into between the Company and its related parties at agreed rates:

	For the six months ended June 30,
	2019	2018
	RMB’000	RMB’000
Service fees paid to Stuart Management Co.	-	41

	As of
	June 30, 2019	December 31, 2018
	RMB’000	RMB’000
Amounts owed to related parties	36,201	36,203

Pursuant to an administrative services agreement dated as of December 1, 2009 between the Company and Stuart Management Co., an affiliate of Paul K. Kelly, an ex-director who resigned on Nov 27, 2013, the Company paid US$ 6,000 (equivalent to RMB 38,193) during the six months ended June 30, 2018 plus out-of-pocket expenses to Stuart Management Co. for administrative services. The initial one-year term began on December 1, 2009, and the agreement automatically renewed for successive one-year terms unless either party notifies the other of its intent not to renew. During the term of the agreement, Stuart Management Co. provided the Company with general administrative services, including acting as the Company’s administrative agent in the United States and the British Virgin Islands, and allowed the Company to utilize certain of its office space for meetings. The agreement was renewed and reduced the amount to US$ 4,900 (equivalent to RMB 30,000) a month in December 2013. The amount was further reduced to US$ 1,000 (equivalent to RMB 6,000) a month commencing October 2014. The Company terminated service with Stuart Management starting from July 1, 2018.

Mr. Huang Jia Dong, the founder and Chairman of Hengda and the former Chief Executive Officer and one of the directors of the Company, and Mr. Wong Kung Tok, formerly one of the Company’s significant shareholders, provide working capital loans to the Company from time to time during the normal course of its business. These loans amounted to RMB 35,057,000 and RMB 35,057,000 as of June 30, 2019 and December 31, 2018, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law.

As of June 30, 2019 and December 31, 2018, the Company had a loan of US$ 167,000 (equivalent to RMB 1,146,455) and US$ 167,000 (equivalent to RMB 1,146,000), respectively, payable to Sound Treasure Limited, an affiliate of Mr. Huang Jia Dong and a shareholder of the Company. This loan is interest free, unsecured and repayable on demand.

16.	COMMITMENTS

(a)	Operating lease commitments

The Company leases production factories, warehouses and employees’ hostel from unrelated parties under non-cancellable operating lease arrangements. The leases have varying terms and the total future minimum lease payments of the Company under non-cancellable operating leases are payable as follows:

	As of
	June 30, 2019	December 31, 2018
	RMB’000	RMB’000
Within one year	5,792	13,902
After one year and within five years	-	5,792
	5,792	19,694

The leases typically run for an initial period of five years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually increased every five years to reflect market rentals. None of the leases includes contingent rentals.

(b)	Other commitments

The Company had the following other commitments:

As of
	June 30, 2019	December 31, 2018
	RMB’000	RMB’000
Advertising expenditure contracted but not provided for in the financial statements	-	-

17.	SUBSEQUENT EVENTS

The Company has evaluated all events that have occurred subsequent to June 30, 2018 through the date that the consolidated financial statements were issued. Management has concluded that no subsequent events required disclosure in these financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a British Virgin Islands limited liability company whose predecessor, CHAC, was incorporated in Delaware on June 22, 2007 and was organized as a “blank check” company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business that had its principal operations in Asia, with a focus on potential acquisition target in China.

Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, on November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, and, immediately thereafter, as part of the same integrated transaction, China Ceramics acquired all of the outstanding securities of Success Winner.

China Ceramics, through its operating subsidiaries, is a leading PRC-based manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda”, “HDL” or “Hengdeli”, “TOERTO” and “WULIQIAO” brands, are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for 72.55% and 72.03% of our total revenue for the six months ended June 30, 2019 and June 30, 2018, respectively.

The Company’s combined facilities currently provide an aggregate annual maximum production capacity of approximately 56.5 million square meters (excluding 10 million square meters that is leased out) as of June 30, 2019. In March 2016, the Company entered into an eight-year contract to lease out one of the production lines from its Hengdali facility. The production line has the capacity to produce approximately 10 million square meters of ceramic tiles annually. The term of the contract is from March 1, 2016 to February 29, 2024. The Company believes that it is prudent to generate income from its unused production capacity from a third party rather than let it remain idle. Therefore, for the term of the eight-year lease, the Company may only produce up to 28.8 million square meters of ceramic tiles from its Hengdali facility. In 2017, Hengda retired two old furnaces; in July of 2018, Hengda retired two more old furnaces, which caused Hengda’s annual maximum production capacity to be reduced to approximately 27.7 million, and total effective annual production capacity to 56.5 million ceramic tiles for both Hengda and Hengdali at June 30, 2019.

Due to currently challenging economic conditions, for the six months ended June 30, 2019, we utilized production facilities capable of producing 6.0 million square meters ceramic tiles, as compared with the six months ended June 30, 2018, when we utilized production facilities capable of producing 12.2 million square meters, During the six months ended June 30, 2019, we had 12 production lines available for production and utilized five production lines during the peak season. As of June 30, 2019, we had twelve production lines available for production, seven of which were in use as of June 30, 2019. When in operation, each production line is optimized to manufacture specific size ranges to maximize efficiency and output.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the six months ended June 30, 2019 and has been prepared based on the consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries. The consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, or “IASB.” The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value.

The business combination on November 20, 2009 has been accounted for as a reverse recapitalization. The acquisition agreement resulted in the former owner of Success Winner obtaining effective operating and financial control of the combined entity. Prior to the acquisition, we had no operating business. Accordingly, the acquisition does not constitute a business combination for accounting purposes and is accounted for as a capital transaction. That is, the transaction is in substance a reverse recapitalization, equivalent to the issuance of equity interests by Success Winner for the net monetary assets of China Ceramics accompanied by a recapitalization. The consolidated financial statements are a continuation of the financial statements of Success Winner. The assets and liabilities of China Ceramics are recognized at their carrying amounts at the date of acquisition with a corresponding credit to the consolidated equity and no goodwill or other intangible assets are recognized. The equity of the combined entity recognized at the date of acquisition represents the equity balances of Success Winner together with the deemed proceeds from the reverse recapitalization determined as described above. However, the equity structure presented in the consolidated financial statements (number and values of equity instruments issued) reflects the equity structure of the legal parent, China Ceramics. Costs directly attributable to the transaction have been debited to equity to the extent of net monetary assets received.

Results of Operations

The following table sets forth our financial results for the six months ended June 30, 2019 and June 30, 2018, respectively:

RMB(‘000)	2019	2018
Revenue	177,431	355,630
Cost of sales	(162,119)	(310,785)
Gross profit	15,312	44,845
Other income	7,121	7,088
Other expenses	(9)	(1,293)
Selling and distribution expenses	(5,672)	(5,692)
Administrative expenses	(15,885)	(10,474)
Bad debt expense	(193,859)	(106,380)
Finance costs	(157)	-
Loss before taxation	(193,149)	(71,906)
Income tax expenses	(27)	-
Loss attributable to shareholders	(193,176)	(71,906)

Description of Selected Income Statement Items

Revenue.  We generate revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles and polished glazed tiles, net of rebates and discounts. For the past three fiscal years, the second and third calendar quarters have been the peak season of the property developing industry, and, therefore, our quarterly sales are usually highest from May to September compared to the rest of the year. Conversely, our sales were lower between the months of January to March. This is because property developing activities tend to be low due to the effects of cold weather and the PRC Spring Festival. Beginning on July 1, 2016, we reduced the selling price of certain of our slow-moving products by 10% with the goal of turning some of this inventory into cash. Beginning on October 1, 2016, in order to generate sales and move inventory, we instituted a 20% reduction in price of our slow-moving products. However, in 2017, we increased the pricing of our ceramic tile products by an average of 20%. Although we increased our average selling price twice with 10% product raises in 2017, we were not able to return to the price levels achieved prior to 2016. In April of 2018, we increased the pricing of our ceramic tile products by an average of 5%, but the sales did not improve as we expected, but decreased sharply due to a slowdown of the real estate industry. Therefore, we decreased the pricing of our ceramic tile products by an average of 10% in July 2018 to respond to the difficult market conditions. However, the 10% price decrease in July 2018 did not offset the fall in our sales volume due to deteriorating market conditions that persisted through the second half of 2018, and we do not believe that further price decreases would have had a beneficial effect upon sales volume. Accordingly, we did not implement any price adjustments for our ceramic tile products in the first half of 2019. Revenue decreased by 50.11% for the six months ended June 30, 2019, as compared to the six months ended June 30, 2018, mainly due to the 47.68% decrease in sales volume resulting from the continued slowdown of China’s economy, especially in the manufacturing sector and the real estate industry.

Cost of sales.  Cost of sales consists of costs directly attributable to production, including the cost of clay, color materials, glaze materials, coal, salaries for staff engaged in production activity, electricity, depreciation, packing materials, and related expenses.

The most significant factors that directly or indirectly affect our cost of sales are as follows:

•	Availability and price of clay;

•	Availability and price of coal; and

•	Availability and price of dyes; and

•	Price of energy.

Clay is a key material for making ceramic tiles, and accounted for approximately 16.67% and 24.37% of our cost of sales for the six months ended June 30, 2019 and June 30, 2018, respectively. Fujian and Jiangxi Provinces, where our production facilities are located, are the largest clay resources areas in China and clay supply is stable and sufficient for our production and planned production.

Dyes are another key material for making ceramic tiles, and accounted for approximately 19.72% and 29.64% of our cost of sales for the six months ended June 30, 2019 and June 30, 2018, respectively. A number of dyes are used in ceramic tiles, and the prices of different dyes have experienced fluctuations over the past few years.

Coal is another key material for making ceramic tiles during the firing stage. Coal accounted for approximately 5.39% and 6.11% of our cost of sales for the six months ended June 30, 2019 and June 30, 2018, respectively. We have long-term relationships with our coal suppliers. The price of coal has experienced fluctuations over the past few years. In 2019, the Company’s Hengda facility used natural gas instead of coal for manufacturing ceramic tiles, and natural gas accounted for approximately 5.54% of our cost of sales.

Other income and other expenses.  Other income consists of interest income, foreign exchange gain/loss, gain on disposal of equipment and rental income by leasing out one of its production lines. Other expenses primarily consist of the loss on disposal of equipment and the depreciation by leasing out one of our production lines.

Selling and distribution expenses.  Selling and distribution expenses consist of payroll, traveling expenses, transportation and advertising expenses incurred by our selling and distribution team.

Administrative expenses.  Administrative expenses consist primarily of employee remuneration, payroll taxes and benefits, general office expenses, depreciation. We expect administrative expenses to remain constant as compared to the prior year.

Income taxes. Our subsidiaries in the PRC are subject to the PRC Enterprise Income Tax Law, and the applicable income tax rate pursuant to such law for the six months ended June 30, 2019 and June 30, 2018 is 25%.

Results of Operations

Six Months Ended June 30, 2019 Compared to the Six Months Ended June 30, 2018

Revenue.  The following table sets forth the breakdown of revenue, by product categories, for the six months ended June 30, 2019 and June 30, 2018:

Revenue RMB (000)	2019	Percentage	2018	Percentage
Porcelain	128,735	72.55%	256,164	72.03%
Glazed Porcelain	2,565	1.45%	7,950	2.24%
Glazed	3,078	1.73%	6,761	1.90%
Rustic	25,724	14.50%	30,877	8.68%
Polished Glazed	17,329	9.77%	53,878	15.15%
Total	177,431	100.0%	355,630	100.0%

Revenue was to RMB 177.43 million (US$ 26.2 million) for the six months ended June 30, 2019, compared to RMB 355.63 million for the six months ended June 30, 2018, representing a decrease of RMB 178.20 million, or 50.11%, The decrease in revenue was primarily due to the decrease in sales volume of 47.68% and a decrease in average selling price of 4.63%. The decrease in sales resulted from the continued slowdown of China’s economy as China’s GDP growth rate decreased to 6.3% in the first half of 2019, the lowest point since 1990; both the manufacturing sector and the real estate industry were affected by the weaker economy.

Porcelain tiles. Revenue from the sales of porcelain tiles decreased 49.75%, from RMB 256.16 million for the six months ended June 30, 2018 to RMB 128.73 million (US$ 18.98 million) for the six months ended June 30, 2019. The decrease was primarily attributable to a decrease in our sales volume for the first six months of 2019 as compared to the same period of 2018. Porcelain tiles for exterior walls are still our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key product for the foreseeable future.

Glazed porcelain tiles. Revenue from glazed porcelain tiles decreased 67.74%, from approximately RMB 7.95 million for the six months ended June 30, 2018 to RMB 2.56 million (US$ 0.38 million) for the six months ended June 30, 2019.

Glazed tiles. Revenue from glazed tiles decreased 54.47%, from RMB 6.76 million for the six months ended June 30, 2018 to RMB 3.08 million (US$ 0.45 million) for the six months ended June 30, 2019.

Rustic tiles. Revenue from rustic tiles decreased 16.69%, from RMB 30.88 million for the six months ended June 30, 2018 to RMB 25.72 million (US$ 3.79 million) for the six months ended June 30, 2019.

Polished glazed tiles. Revenue from polished glazed tiles decreased 67.84%, from RMB 53.88 million for the six months ended June 30, 2018 to RMB 17.33 million (US$ 2.56 million) for the six months ended June 30, 2019. We began selling polished glazed tiles in the second quarter of 2011. We believe that this product represents both a functional and cost-effective replacement for actual marble or stone materials used in a decorative fashion inside homes. The polished glazed tiles are larger than our other tiles and we believe that demand for this series will increase in the future.

Cost of sales. The following table sets forth the breakdown of cost of sales, by product segment, for the six months ended June 30, 2019 and 2018:

Cost of sales RMB (‘000)	2019	Percentage	2018	Percentage
Porcelain	117,703	72.60%	223,745	71.99%
Glazed Porcelain	2,693	1.66%	7,922	2.55%
Glazed	2,712	1.67%	6,266	2.02%
Rustic	22,626	13.96%	25,809	8.30%
Polished Glazed	16,385	10.11%	47,043	15.14%
Total	162,119	100.00%	310,785	100.00%

Cost of sales was RMB 162.12 million (US$ 23.90 million) for the six months ended June 30, 2019 compared to RMB 310.79 million for the six months ended June 30, 2018, representing a decrease of RMB 148.67 million, or 47.84%. The decrease in cost of sales was primarily due to decreased sales and production.

Gross profit. The following table breaks down of our gross profit (loss) and gross profit (loss) margin by product segment for the six months ended June 30, 2019 and June 30, 2018:

	2019		2018
RMB (‘000)	Gross Profit (Loss)	Profit (Loss) Margin	Gross Profit	Profit Margin
Porcelain	11,032	8.57%	32,419	12.66%
Glazed Porcelain	(128)	(4.99)%	29	0.37%
Glazed	366	11.89%	495	7.32%
Rustic	3,098	12.04%	5,068	16.41%
Polished Glazed	944	5.45%	6,834	12.68%
All products	15,312	8.63%	44,845	12.61%

Gross profit was RMB 15.31 million (US$ 2.26 million) for the six months ended June 30, 2019, as compared to a gross profit of RMB 44.85 million for the six months ended June 30, 2018, a decrease of RMB 29.54 million.

Other income. Other income for the six months ended June 30, 2019 was RMB 7.12 million (US$1.05 million), as compared to RMB 7.09 million for the same period of 2018. For both 2019 and 2018, other income was mainly the leasing income from leasing out one of the production lines from our Hengdali facility pursuant to an eight-year lease contract.

Selling and distribution expenses. Selling and distribution expenses were RMB 5.67 million (US$ 0.84 million) for the six months ended June 30, 2019, compared to RMB 5.69 million for the six months ended June 30, 2018, representing a decrease of RMB 21,000, or 0.36%.

Administrative expenses. Administrative expenses were RMB 15.89 million (US$ 2.34 million) for the six months ended June 30, 2019, compared to RMB 10.47 million for the six months ended June 30, 2018, representing an increase of RMB 5.41 million, or 51.66%. The increase in administrative expenses was primarily due to increased research and development expenses of RMB 6.38 million. which was partly offset by an RMB 0.37 million decrease in legal expenses and an RMB 0.52 million decrease in payroll expenses.

Bad debt expense. Bad debt expense was RMB 193.86 million (US$ 28.58 million) for the six months ended June 30, 2019, compared to RMB 106.38 million for the six months ended June 30, 2018, with the increase due to a rise in the provision for uncollectible debt associated with our customers. We recognize a loss allowance for expected credit loss on our financial assets, primarily on trade receivables, which are subject to impairment under IFRS 9, Financial Instruments, first effective for the current accounting period. We believe that we have undertaken appropriate measures to resolve the bad debt expense. We will continue to review each of our customers for credit quality as well as assiduously test their accounts receivables balances in each upcoming fiscal period.

Finance costs. Finance costs were RMB 157,000 (US$ 0.02 million) for the six months ended June 30, 2019, compared to nil for the six months ended June 30, 2018. The increase was mainly due to the interest expense on lease liabilities. We adopted IFRS 16 during the six months ended June 30, 2019, and recognized lease liabilities in relation to leases which had previously been classified as “operating leases”. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The difference between the actual payment and lease liabilities was the interest expense.

Other expenses. Other expenses were RMB 9,000 (US$ 1,330) for the six months ended June 30, 2019, as compared to RMB 1.29 million for the six months ended June 30, 2018, representing a decrease of RMB 1.29 million or 99.30%. The decreased other expenses were mainly due to decreased depreciation expense resulting from the fixed asset impairment that occurred in the six months ended December 31, 2018.

Loss before taxation. Loss before taxation was RMB 193.15 million (US$ 28.47 million) for the six months ended June 30, 2019, as compared to a loss before taxation of RMB 71.91 million for the six months ended June 30, 2018. The increase in loss before taxation was mainly due to increased bad debt expense, increased administrative expenses and decreased gross profit for the six months ended June 30, 2019.

Income taxes. We incurred an income tax expense of RMB 27,000 (US$ 4,000) for the six months ended June 30, 2019 compared to an income tax expense of RMB nil for the six months ended June 30, 2018. Our PRC statutory enterprise income tax rate was 25% for the six months ended June 30, 2019 and June 30, 2018.

Loss attributable to shareholders. Loss attributable to shareholders was RMB 193.18 million (US$ 28.48 million) for the six months ended June 30, 2019, as compared to a loss attributable to shareholders of RMB 71.91 million for six months ended June 30, 2018. The increase in net loss attributable to shareholders in 2019 was for the reasons described above.

Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the six months ended June 30, 2019 and 2018:

RMB (‘000)	2019	2018
Net cash generated from / (used in) operating activities	9,756	(3,839)
Net cash generated from investing activities	1,719	-
Net cash (used in) / generated from financing activities	(10,995)	7,952
Net cash flow	480	4,113
Cash and cash equivalents at beginning of period	9,016	2,328
Effect of foreign exchange rate differences	(51)	(399)
Cash and cash equivalents at end of period	9,445	6,042

We have historically financed our liquidity requirements mainly through operating cash flow, bank loans and issuance of new shares. We believe that we will generate sufficient cash from operations to meet our needs for the next twelve months.

However, we may sell additional equity or obtain credit facilities to enhance our liquidity position or to increase our cash reserve for future acquisitions and capital equipment expenditures. The sale of additional equity would result in further dilution to our shareholders. The incurrence in indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot provide assurance that financing will be available in amounts or on terms acceptable to us, if at all.

On April 3, 2017, the Company, pursuant to a securities purchase agreement, between the Company and an institutional accredited investor, completed a registered offering of US$ 631,579 principal amount of its 5% original issue discount convertible promissory note due January 3, 2018 for the purchase price of US$ 600,000. At its option, the holder of the Note may convert the Note into the right to acquire shares of the Company at any time prior to the Maturity Date at the conversion price which is equal to 85% of the volume weighed average price (VWAP) per share over the five (5) trading day period prior to each conversion of the note, subject to US$ 1.00 per share floor price and other conversion limitations to ensure compliance with the Nasdaq Stock Exchange and other applicable laws, rules and regulations. Right after the issuance of the convertible promissory note, from April 4, 2017 through May 23, 2017, the investors converted this note into 369,626 common shares at the conversion price ranging from US$ 1.1828 – US$ 1.9355 per share.

Private Placement of Unregistered Equity Securities of the Company

On July 18, 2017, the Company completed a US$ 861,000 private placement of its ordinary shares pursuant to subscription agreements (the “Subscription Agreements”) with certain accredited investors (the “Offering”) at the price of US$ 1.36 per share, the closing price of the Company’s securities on July 17, 2017. The Company agreed to register the shares sold in the Offering for resale no later than 270 days after the closing of the Offering. All respective purchasers in the Offering were “accredited investors” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act ), and the Company sold the securities in the Offering in reliance upon an exemption from registration contained in Section 4(2) and Rule 506 under the Securities Act. There were no discounts or brokerage fees associated with this Offering. The net proceeds of the Offering were used for working capital and general corporate purpose. On April 16, 2018, the Company filed a registration statement on Form F-3 to register its shares sold in the Offering for resale.

Registered Direct Offering of the Company’s Equity Securities

On April 19, 2018, the Company entered into a securities purchase agreement (the “Agreement”) with certain individual investors relating to a registered direct offering, issuance and sale (the “Offering”) of an aggregate of 770,299 of its shares (the “Shares”), at a purchase price of $1.56 per share, the closing price of the Company’s equity securities as reported on Nasdaq on the same date. The Shares were offered pursuant to the Company’s previously filed and effective Registration Statement on Form F-3 that was filed with the Securities and Exchange Commission on August 21, 2015, subsequently amended, and declared effective October 15, 2015 (File No. 333-206516). The Company filed a prospectus supplement related to the Offering dated April 19, 2018. The gross proceeds to the Company from the Offering, before deducting the Company’s estimated offering expenses, were approximately US$ 1.2 million. The Offering closed on April 23, 2018. Proceeds from the Offering were used for working capital and general corporate purposes. There were no discounts or brokerage fees associated with this Offering.

On November 29, 2018, the Company announced and on December 4, 2018, the Company closed a public offering of its common shares (and common stock warrants) with net proceeds of RMB 7,332,000 (US$ 1.07 million). The gross proceeds were RMB 8,732,000 (US$ 1.27 million) and related commission and legal expense was RMB 1,400,000 (US $203,600). The Company intends to use the net proceeds from the offering to fund inventory, distribution expenses, vendor obligations outside of the PRC, as well as for general corporate and working capital purposes.

In connection with the offering, the Company issued 1,000,000 common shares at the price of US$ 1.27 per share, with each common share coupled with a warrant (500,000 warrants in the aggregate) to purchase one common share. The common shares and the warrants were sold as units, but are immediately separable and will be issued separately. The warrants have an exercise price of US$ 1.27 per share. The warrants will be exercisable on or after the date of issuance and will terminate on the five-year anniversary of the date of issuance.

In connection with the offering, the Company executed a Placement Agency Agreement, to pay the Placement Agent a cash placement fee equal to 8% of the gross proceeds of the offering, plus road show, diligence, legal and other expenses incurred by the Placement Agent of US$ 45,000. The Placement Agent also receive five-year warrants to purchase up to 50,000 common shares, which such Compensation Warrants will have substantially the same terms as the warrants sold in the offering, except that such Compensation Warrants will have an exercise price of US$ 1.5875 per share or 125% of the public offering price and will terminate on the five year anniversary of the effective date of this offering.

Cash flows from operating activities.

Our net cash provided by operating activities was RMB 9.76 million (US$ 1.44 million) for the six months ended June 30, 2019, an increase of RMB 13.60 million as compared to a cash outflow of RMB 3.84 million for the six months ended June 30, 2018. The increase of cash inflow was mainly due to an increase in cash inflow from inventory of RMB 27.9 million and a decrease in cash outflow on trade receivables of RMB 19.98 million, both of which were partly offset by an increase in operating cash outflow before working capital of RMB 33.30 million.

Cash flows from investing activities.

Net cash generated from investing activities for the six months ended June 30, 2019 was RMB 1.72 million (US$ 0.25 million), compared to nil for the six months ended June 30, 2018. The increase of cash inflow was mainly due to decrease in restricted cash.

Cash flows from financing activities.

Net cash used in financing activities was RMB 11.00 million (US$ 1.62 million) for the six months ended June 30, 2019, compared to a cash inflow of RMB 7.95 million for the six months ended June 30, 2018, primarily due to a decrease in the issuance of share capital of RMB 5.05 million and a payment for lease liabilities of RMB 13.90 million for the six months ended June 30, 2019.

Cash and bank balances were RMB 9.45 million (US$ 1.39 million) as of June 30, 2019, as compared to RMB 6.04 million as of June 30, 2018.

As of June 30, 2019, our total outstanding bank loan amounts were nil.

In our opinion, our working capital, including our cash, income and cash flows from operations, and short-term borrowings, is sufficient for our present requirements.

However, we may sell additional equity or obtain credit facilities to enhance our liquidity position or to increase our cash reserve for future acquisitions and capital equipment expenditures. The sale of additional equity would result in further dilution to our shareholders. The incurrence in indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot provide assurance that financing will be available in amounts or on terms acceptable to us, if at all.

Inventory Management

Our inventory is comprised of raw materials, work in progress and finished goods. Raw materials are purchased from our suppliers located in Fujian, Guangdong and Jiangxi Provinces and comprise mainly of clay, coal, colorings, and glazing materials.

We have sufficient raw materials to support, on average, three weeks of production at any point in time. This helps to minimize any potential delays in our production process which may arise due to insufficient raw materials. Our production of ceramic tiles is based on customers’ orders. In doing so, we minimize storage space and maintain a relatively low inventory level of finished products. Our inventory turnover for the six months ended June 30, 2019 and 2018 are as follows:

	2019	2018
Inventories (RMB’000)	91,519	183,741
Inventory turnover (days) (1)	122	109

(1)	The average inventory turnover is computed based on the formula: (simple average opening and closing inventories balance in a financial year / cost of sales) × 181 days.

There was no write-down of inventory for the six months ended June 30, 2019 and June 30, 2018.

Credit Management

Credit terms to our customers

We typically extend credit terms of approximately 90 days to our customers. We will grant credit terms based on the reputation, creditworthiness, size of orders, payment records and number of years we have done business with the customer. We do not have a products return policy. Considering the challenging market conditions in China’s real estate industry, we extended the collection period to 150 days to address funding pressures of our distributors since the year ended December 31, 2012. Other customers were granted a credit period of 90 days in the years ended December 31, 2013 and 2012 and extended to 120 days in the year ended December 31, 2014. In the six months ended June 30, 2019 and June 30, 2018, we recorded RMB 193.86 million (US$ 28.58 million) and RMB 106.38 million, respectively, for provision for bad debt related to the amount of outstanding trade receivables that did not conform with the Company’s credit policy.

Personnel from our sales and marketing department typically conduct visits to new customers to evaluate their credit worthiness before entering into any arrangements with them. In addition, as Hengda was awarded a Top 500 Brand award, we increased the deposit required from new distributors from RMB 0.4 million to RMB 1.0 million.

Our average trade receivables’ turnover for the six months ended June 30, 2019 and June 30, 2018 are as follows:

	2019	2018
Trade receivables (RMB’000)	78,800	479,389
Trade receivables turnover (days) (1)	134	221

(1)	The average trade receivables’ turnover is computed based on the formula: (simple average opening and closing trade receivables balance, net of value-added tax in fiscal year / revenue) × 181 days.

 Credit terms from our suppliers

Our typical credit terms from our major suppliers are from 1 to 4 months after the raw materials have been delivered. Our average trade payables’ turnover days for the six months ended June 30, 2019 and June 30, 2018 are as follows:

	2019	2018
Trade payables (RMB’000)	41,699	81,878
Trade payables turnover (days) (1)	32	50

(1)	The average trade payables’ turnover is computed based on the formula: (simple average opening and closing trade payables balance, net of value-added tax in facial year / purchases) × 181 days.

Capital Expenditures

Our capital expenditures primarily consist of expenditures on property, plant and equipment.

There were no capital expenditures for the six months ended June 30, 2019.

Contractual Obligations

Our contractual obligations consist mainly of debt obligations, operating lease obligations and other purchase obligations and commitments, and will be paid off with our cash flow from operations. The following table sets forth a breakdown of our contractual obligations (including both interest and principal cash flows) as of June 30, 2019:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term debt obligations (1)	-	-	-	-	-
Operating purchase obligations (2)	5,792	5,792	-	-	-
Other obligations (3)	-	-	-	-	-
Total	5,792	5,792	-	-	-

(1)	Amounts represent principal and interest cash payments over the life of the bank loans, including anticipated interest payments that are not recorded in the financial statements.

(2)	We lease plant buildings, production factories, warehouses and employees’ hostel from non-related parties under non-cancellable operating lease arrangements.

(3)	Includes advertising and insurance expenditure contracted but not provided for in the financial statements.

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

The general annual inflation rate in China was approximately 2.0% in 2017, and 1.5% in 2018 according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for energy, labor costs, raw materials and other operating costs. See “Item 3. Key Information — Risk Factors — Risks relating to our business — If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

FINANCIAL RISK MANAGEMENT

We are exposed to financial risks arising from our operations and the use of financial instruments. The key financial risks included credit risk, liquidity risk, interest rate risk, foreign currency risk and market price risk.

We do not hold or issue derivative financial instruments for trading purposes or to hedge against fluctuations, if any, in interest rates and foreign exchange rates.

(i)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss us. Our exposure to credit risk arises primarily from bank balances and trade receivables. For trade receivables, we adopt the policy of dealing only with customers of appropriate credit history to mitigate credit risk. For other financial assets, we adopt the policy of dealing only with high credit quality counterparties.

As we do not hold any collateral, the maximum exposure to credit risk for each class of financial assets is the carrying amount of that class of financial assets presented on the consolidated statements of financial position.

Cash and bank balances

Our bank deposits are placed with reputable banks in the PRC, Hong Kong and the United States. The credit exposure of our cash and bank balances (including restricted cash) as of June 30, 2019 and December 31, 2018 were RMB 9,445,000 and RMB 9,016,000, respectively.

(ii)	Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity risk may result from an inability to sell a financial asset quickly at close to its fair value.

Our exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. Our objective is to maintain a balance between continuity of funding and flexibility through the use of stand-by credit facilities.

The table below summarizes the maturity profile of the liabilities based on contractual undiscounted payments:

	As of June 30, 2019
	Within 1 year	More than 1 year but less than 3 years	Total
	RMB’000	RMB’000	RMB’000
Trade payables	41,699	-	41,699
Amounts owed to related parties	36,201	-	36,201
Interest-bearing bank borrowings(1)	-	-	-
Total	77,900	-	77,900

(1)	Includes contractual interest payments

We intend to ensure that there are adequate funds to meet all its obligations in a timely and cost-effective manner. We intend to maintain a sufficient level of cash and cash equivalents and have available an adequate amount of committed credit facilities from financial institutions to meet our liquidity requirements in the short and longer term.

(iii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market interest rates.

Our interest-bearing bank deposits and borrowings were nil as of June 30, 2019.

(iv)	Foreign currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises when transactions are denominated in foreign currencies.

Our operations are primarily conducted in the PRC. All the sales and purchases transactions are denominated in RMB. As such, our operations are not exposed to exchange rate fluctuation. However, this may change over time since the Company has recently announced plans to enter the Southeast Asia market.

As at June 30, 2019 and December 31, 2018, nearly all of our monetary assets and monetary liabilities were denominated in RMB except certain bank balances and other payables which were denominated in US dollars.

Critical Accounting Policies and Judgment

The preparation of the condensed consolidated interim financial statements, which have been prepared in accordance with International Accounting Standard (“IAS”) as issued by the International Accounting Standards Board (“IASB”), requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and judgments are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions.

See Note 2 to our condensed consolidated interim financial statements, “Basis of Preparation and Summary of Significant Accounting Policies.”

The condensed consolidated interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2018 annual financial statements, except for those that relate to new standards or interpretations effective for the first time for periods beginning on or after January 1, 2019. This is the first set of our financial statements in which IFRS 16 have been adopted. Details of any changes in accounting policies are set out in Note 3 to our condensed consolidated interim financial statements.

Critical accounting estimates and assumptions

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The key sources of estimation uncertainty and key assumptions concerning the future at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Useful lives and impairment assessment of property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and identified impairment losses. The estimation of useful lives impacts the level of annual depreciation expenses recorded. Property, plant and equipment are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the relevant asset’s carrying amount is written down to the recoverable amount and the amount of the write-down is charged against profit or loss.

Useful lives and impairment assessment of investment property

Investment properties are stated at cost less accumulated depreciation and identified impairment losses. The estimation of useful lives impacts the level of annual depreciation expenses recorded. Investment properties are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the relevant asset’s carrying amount is written down to the recoverable amount and the amount of the write-down is charged against profit or loss.

Impairment loss recognized in respect of property, plant and equipment

As of June 30, 2019 and December 31, 2018, the carrying amount of property, plant and equipment was approximately RMB 40,000 and RMB 46,000, respectively. An impairment loss of approximately RMB 75,906,000 was recognized against the original carrying amount of property, plant and equipment in fiscal 2018. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of investment property

As of June 30, 2019 and December 31, 2018, the carrying amount of investment property was nil. An impairment loss of approximately RMB 4,858,000 recognized against the original carrying amount of investment property in fiscal 2018. Determining whether an investment property is impaired requires an estimate of the recoverable amount of the investment property. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of June 30, 2019 and December 31, 2018, the carrying amount of land use rights was nil. An impairment loss of approximately RMB 4,257,000 was recognized against the original carrying amount of land use rights in fiscal 2018. Determining whether land use rights are impaired requires an estimate of the recoverable amount of the land use rights. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

Income tax

The Company has exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Impairment of financial assets

The Company recognizes a loss allowance for expected credit loss (“ECL”) on financial assets which are subject to impairment under IFRS 9 (including trade and other receivables, amounts due from related parties, restricted cash, bank balances and cash). The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessment are done based on the Company’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Company applies the IFRS 9 simplified approach to measure ECL which uses a lifetime ECL for all trade receivables. The ECL on these assets are assessed individually for debtors with significant balances and/or collectively using a provision matrix with appropriate groupings.

For all other instruments, the Company measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, the Company recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

The Company recognized bad debts of RMB 193.9 million and RMB 106.4 million in the six months ended June 30, 2019 and June 30, 2018, respectively.

Net realizable value of inventories

Net realizable value of inventories is management’s estimate of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on current market conditions and the historical experience of selling products of a similar nature and could change significantly as a result of various market factors.

Share-based payment transaction

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield, and the assumptions as to these components.

Exhibits

Exhibit No.	Description

99.1	Press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 25, 2019

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name: Hen Man Edmund
Title: Chief Financial Officer

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